March 7, 2006


By facsimile to (212) 930-9725 and U.S. Mail


Mr. Frederic Scheer
President and Chief Executive Officer
Cereplast, Inc.
3421-3433 West El Segundo Boulevard
Hawthorne, CA 90250

Re:	Cereplast, Inc.
	Registration Statement on Form SB-2
	Filed February 14, 2006
File No. 333-131853

Dear Mr. Scheer:

	We limited our review to the periodic equity investment agreement and related disclosures and have the comments below. No further review of the registration statement has been or will be made.

	We urge all persons by statute responsible for the registration statement`s adequacy and accuracy to make certain that all information required under the Securities Act has been included.
We
remind you to consider applicable requirements for the preliminary prospectus` distribution.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about the comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1. Please provide an explanation whether Cumorah Capital, Inc. or Cumorah or any of its affiliates is an affiliate of Cereplast, Inc.
or Cereplast.

2. Please explain how Cumorah and Cereplast decided upon the $10 million amount of the periodic equity investment agreement.
Please
state your belief whether Cumorah will provide Cereplast the total dollar amount available under the periodic equity investment agreement. Please provide us all press releases, transcripts, and other communications directed to the market on the periodic equity investment agreement with an explanation of how you have represented the potential proceeds under the periodic equity investment agreement and other transactions to the market.

3. We note the disclosure in section 10(e) of exhibit 4.5. Please provide appropriate disclosure of the placement agent used for the equity line arrangement, including its identity, activities, and compensation.

4. We note section 7.2(d) of the periodic equity investment agreement and that Cumorah does not have to acquire and pay for shares if Cereplast does not fulfill this provision. Please tell us who determines whether Cereplast has complied with all covenants, agreements, and conditions and what standard will be used.

	Note that we consider agreements that give investors the
right
to acquire additional 	securities to provide the investors with
an
investment decision, suggesting that the 	investors are not
irrevocably bound.  In view of the provision noted above, tell us why
	you believe that the equity line transaction is consistent
with
our position under "Equity 	Line Financings" in "Current Issues
and
Rulemaking Projects Outline Quarterly Update, 	March 31, 2001.

Prospectus` Outside Front Cover Page

5. Please disclose in the second paragraph that the 10% discount that
Cumorah will pay represents an underwriting discount.

6. Please disclose the amount of the lowest volume closing bid price of Cereplast`s common stock for the most recent five day trading period.

Summary, Periodic Equity Investment Agreement, page 3

7. Please disclose here and on page 35 that Cumorah will be irrevocably bound to purchase shares when you request an advance.

8. Disclosure in this subsection`s second paragraph that Cumorah is purchasing shares under the periodic equity investment agreement with an intent to sell or distribute its shares to the public is inconsistent with disclosure in section 3.4 of exhibit 4.4 that Cumorah is purchasing the securities for its own account, for investment, and without any view to the distribution, assignment, or resale to others. Please advise or revise to reconcile the disclosures.

9. Confirm that Cumorah has no other convertible or exercisable instruments tied to the market price of the common stock of
Cereplast, Inc. or Cereplast.  We note the disclosure in section
4.3
of exhibit 4.4.

10. Disclosure in this subsection`s second paragraph indicates that
Cereplast issued to Cumorah five million shares of common stock upon the periodic equity investment agreement`s execution. Explain the issuance`s purpose. If the issuance represents a placement fee, so indicate. Also disclose the value of the five million shares issued to Cumorah.

11. Please explain how Cumorah will be able to sell shares before its receipt of those shares if the number of shares is not determined until the fifth trading day after a request of advance.

Risk Factors, page 5

12. Please discuss also in the eighteenth risk factor the ownership cap and how it many limit Cereplast`s access to funds under the equity line.

Use of Proceeds, page 11

13. In view of the fluctuating purchase price under the equity line arrangement and the current market price of Cereplast`s common stock, please provide a table illustrating the maximum amount of net proceeds that you could raise based on a range of market prices, including the most current market price, if you sold all shares issuable under the periodic equity investment agreement.


Plan of Distribution, page 31

14. Cumorah as an equity line investor is an underwriter. Thus, revise the language "deemed to be" an underwriter in this section`s fourth paragraph to make clear that Cumorah is an underwriter.

15. Rule 144 under the Securities Act is a safe harbor from underwriter status. Since Cumorah as an equity line investor is an underwriter, Cumorah may not use Rule 144 to resell the securities.
Thus, revise this section`s second paragraph to make clear that Cumorah may not use Rule 144 to resell the securities.

Selling Stockholders, page 33

16. Expand the disclosure to state that Cereplast will file prospectus supplements:

* To reflect changes in Cumorah`s selling stockholder information, including sale of material amounts of securities.

* When Cereplast exercises its right to sell under the periodic equity investment agreement with Cumorah.

17. Expand the disclosure to include all compensation fees paid or payable under financing agreements with selling stockholders.

18. Describe briefly how The Madison Trust and Mr. Christopher
Stappas acquired the securities being offered for resale.

19. Confirm that neither The Madison Trust nor Mr. Christopher Stappas is a broker-dealer or a broker-dealer`s affiliate. If The Madison Trust or Mr. Christopher Stappas is a broker-dealer, tell us whether they acquired the securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, Cereplast must identify the broker-dealer as an underwriter in the prospectus. Language such as
"may be deemed" an underwriter is unacceptable if the selling stockholder is a broker-dealer.

20. If The Madison Trust or Mr. Christopher Stappas is a broker-dealer`s affiliate, include disclosure that this broker-dealer`s affiliate:

* Purchased in the ordinary course of business the securities being resold.

* Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If Cereplast is unable to make the representations noted above in the prospectus, Cereplast must state in the prospectus that the selling stockholder is an underwriter. Language such as "may be deemed" an underwriter is unacceptable if the selling stockholder is an affiliate of an underwriter that cannot make these representations.

21. For The Madison Trust and Mr. Christopher Stappas, consider adding disclosure that the term selling stockholders includes them and their transferees, pledgees, donees, or their successors.

22. Disclose that Cereplast will file a prospectus supplement to name successors to any named selling stockholders who are able to use the prospectus to resell the securities.

Periodic Equity Investment Agreement, page 35

23. Please discuss the alternative financing methods that you considered before deciding to enter into an equity line of credit arrangement with Cumorah and why you decided ultimately to enter into this facility with Cumorah.

24. Please disclose the material terms of the escrow agreement, including the mechanics of the escrow.

25. Please disclose in the last bullet point on page 36 the number of shares that Cumorah would have to own to reach this threshold.

Exhibit 4.4

26. As noted above, Cumorah as an equity line investor is an underwriter and may not use Rule 144 to resell the securities. Further, our position is that Cumorah as an equity line investor may not transfer or assign the securities. Based on the disclosures under (ii) and (iii) in section 1.23, confirm and provide disclosure that Cumorah as an equity line investor understands that it may not use Rule 144 to resell the securities and may not transfer or assign the securities. We note the disclosures in sections 3.4, 6.4, and 10.1.

Exhibit 4.5

27. Refer to section 10(e). File the escrow agreement as an exhibit to the registration statement.
Exhibit 5.1

28. Except for the five million shares issued upon the periodic equity investment agreement`s execution, Cereplast has not issued shares under the periodic equity investment agreement. Thus, revise the third paragraph to reflect that fact.

Closing

	File an amendment to the SB-2 in response to the comment. To expedite our review, Cereplast may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If
Cereplast
thinks that compliance with the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Cereplast and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Cereplast requests acceleration of the registration statement`s effectiveness, Cereplast should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Cereplast from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Cereplast may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Cereplast provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202)
551-3767.

Very truly yours,





Jennifer R. Hardy
   Legal Branch Chief

cc:	Gregory Sichenzia, Esq.
	Stephen M. Fleming, Esq.
	Sichenzia Ross Friedman Ference LLP
	1065 Avenue of the Americas
	New York, NY 10018



Mr. Frederic Scheer
March 7, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE